UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: May 22, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll-Free: 1-800-661-8851

For immediate release

METHANEX CORPORATION ANNOUNCES SECONDARY OFFERING OF ITS COMMON SHARES

May 21, 2003

Methanex Corporation today announced that the Company and its largest shareholder, NOVA Chemicals Corporation (NOVA), have entered into an agreement with a syndicate of underwriters in connection with a secondary offering of 37,946,876 of the Company’s common shares owned by NOVA at an offering price of CAD$13.30 per share, or US$9.85 per share, for aggregate proceeds of CAD$504.7 million, or US$373.8 million. Methanex will not receive any proceeds from the offering. Closing is expected to take place on or about June 5, 2003.

RBC Capital Markets is acting as lead manager for the offering and CIBC World Markets is acting as co-lead manager. Other members of the syndicate include Scotia Capital, TD Securities, Citigroup and UBS Warburg.

The offering will be made concurrently in Canada and the United States pursuant to the multi-jurisdictional disclosure system. Methanex has filed a preliminary prospectus with regulatory authorities in Canada. A registration statement relating to these securities has also been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. When available, a copy of the preliminary prospectus may be obtained from RBC Capital Markets Prospectus Department 60 South Sixth Street Minneapolis, MN 55402-4422.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE

Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll-Free: 1-800-661-8851

For immediate release

METHANEX SEEKS SHAREHOLDER APPROVAL TO PARTICIPATE IN EXIT OF NOVA CHEMICALS

May 21, 2003

Methanex Corporation announced today that it has agreed to purchase 9.0 million of its common shares from NOVA Chemicals Corporation (NOVA). Currently, NOVA is Methanex’s largest shareholder, holding 46.9 million shares, or 37% of the outstanding shares.

The purchase price for the shares will be US$9.85 per share, which is the same price as NOVA will be receiving from the underwriters of the secondary offering separately announced by Methanex today. The repurchase will be subject to approval by a majority of Methanex’s shareholders other than NOVA and its affiliates and would close following a special meeting of shareholders to be held on June 30, 2003. The shares acquired from NOVA would be cancelled. Methanex would finance the repurchase with cash on hand.

After completion of the offering and assuming shareholders approve the repurchase, NOVA will have no remaining equity interest in Methanex.

Pierre Choquette, President and CEO of Methanex commented, “We believe that the market price of our common shares has been adversely affected by the market perception that NOVA would sell all or a portion of its common shares. If this offering and our purchase from NOVA are successfully completed, we expect this overhang will be eliminated.” Mr. Choquette added, “Following the successful completion of this offering and our purchase from NOVA, it is also expected that our shareholders will be able to enjoy improved liquidity for our common shares due to a substantial increase in the public float.”

An independent committee of Methanex’s board of directors has recommended the repurchase. Raymond James Ltd., who advised the independent committee, has provided an opinion that the repurchase is fair from a financial point of view. The board of directors will recommend that all shareholders vote in favor of the transaction.

Upon the closing of the secondary offering, it is expected that Mr. Jeffrey Lipton, the President and Chief Executive Officer of NOVA and the Chairman of our board of directors, and Mr. A. Terence Poole and Mr. Christopher Pappas, both senior executive officers of NOVA, will resign as directors of Methanex. It is expected that Mr. Pierre Choquette, our President and Chief Executive Officer, will be appointed interim Chairman of the board and Mr. David Morton will be designated as “lead” outside director. Mr. Morton is the Chairman of the Corporate Governance Committee of our board. The board will conduct a process to fill the vacant board seats and to select a new chairperson.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600